TYPE: 6-K
SEQUENCE: 1
DESCRIPTION: AMDOCS LIMITED



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Quarter Ended December 31, 2000

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                 --------------

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                      Form 20 F  X           FORM 40 F    ______
                                 --


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      YES  ___               NO   X
                                                 --

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED DECEMBER 31, 2000

                                      INDEX

PART I         FINANCIAL INFORMATION

               Item 1. Financial Statements

                        Unaudited Consolidated Financial Statements

                             Consolidated Balance Sheets

                             Consolidated Statements of Income

                             Consolidated Statement of Changes in Shareholders'
                             Equity

                             Consolidated Statements of Cash Flows

                             Notes to Unaudited Consolidated Financial
                             Statements

               Item 2. Operating and Financial Review and Prospects


PART II        OTHER INFORMATION

               Item 6. Exhibits and Reports on Form 6-K

               SIGNATURES

               EXHIBIT INDEX



                                 AMDOCS LIMITED


                         CONSOLIDATED BALANCE SHEETS
                   (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)








                                                                              AS OF
                                                                   ------------------------------
                                                                   DECEMBER 31,     SEPTEMBER 30,
                                                                       2000             2000
                                                                   ------------    --------------
                                                                   (UNAUDITED)
                            ASSETS
Current assets:
  Cash and cash equivalents                                         $  355,527      $  402,300
  Short-term interest-bearing investments                               73,836          -
  Accounts receivable, including unbilled of $10,154 and
    $4,203, less allowances of $3,651 and $6,868,
    respectively (*)                                                   297,225         263,100
  Deferred income taxes and taxes receivable                            41,987          35,179
  Prepaid expenses and other current assets                             38,217          34,327
                                                                   ------------    ------------
        Total current assets                                           806,792         734,906

Equipment, vehicles and leasehold improvements, net                    133,889         128,081
Deferred income taxes                                                   15,338          13,900
Goodwill and other intangible assets, net                              955,658       1,011,053
Other noncurrent assets                                                 48,132          47,145
                                                                   ------------    ------------
        Total assets                                                $1,959,809      $1,935,085
                                                                   ============    ============




                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                              $ 119,845      $  128,249
  Accrued personnel costs                                               79,118          70,196
  Short-term financing arrangements                                      -              20,000
  Deferred revenue                                                     141,519         133,546
  Short-term portion of capital lease obligations                        9,355           8,713
  Deferred income taxes and taxes payable                               71,413          55,197
                                                                   ------------    ------------
        Total current liabilities                                      421,250         415,901

Long-term portion of capital lease obligations                          25,941          23,417
Deferred income taxes                                                   10,176          11,191
Other noncurrent liabilities                                            56,790          53,804
                                                                   ------------    ------------
        Total liabilities                                              514,157         504,313
                                                                   ------------    ------------
Shareholders' equity:
  Preferred Shares - Authorized 25,000 shares; Pound
    Sterling 0.01 par value; 0 shares issued and outstanding              -               -
  Ordinary Shares - Authorized 550,000 shares; Pound Sterling
    0.01 par value; 221,318 and 221,165 outstanding,
    respectively                                                         3,542           3,539
  Additional paid-in capital                                         1,786,492       1,784,816
  Accumulated other comprehensive income                                 1,360           1,159
  Unearned compensation                                                   (740)         (1,164)
  Accumulated deficit                                                 (345,002)       (357,578)
                                                                   ------------    ------------
        Total shareholders' equity                                   1,445,652       1,430,772
                                                                   ------------    ------------
        Total liabilities and shareholders' equity                  $1,959,809      $1,935,085
                                                                   ============    ============



(*) See Note 2.


                             See accompanying notes

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     THREE MONTHS ENDED
                                                        DECEMBER 31,
                                                -----------------------------
                                                    2000            1999
                                                -------------    ------------
          Revenue:
            License (*)                         $   38,076       $   26,502
            Service (*)                            304,091          209,004
                                                -------------    ------------
                                                   342,167          235,506
                                                -------------    ------------
          Operating expenses:
            Cost of license                          1,658            1,173
            Cost of service (*)                    191,788          138,467
            Research and development                23,579           14,970
            Selling, general and
              administrative (*)                    43,450           27,460
            Amortization of goodwill and
              purchased intangible assets           54,160              700
            In-process research and
              development expenses and
              other indirect acquisition
              related costs                              -           19,876
                                                -------------    ------------
                                                   314,635          202,646
                                                -------------    ------------

          Operating income                          27,532           32,860

          Other income, net                          5,562              345
                                                -------------    ------------
          Income before income taxes                33,094           33,205
          Income taxes                              20,518           15,924
                                                -------------    ------------
          Net income                            $   12,576       $   17,281
                                                =============    ============

          Basic earnings per share              $     0.06       $     0.09
                                                =============    ============

          Diluted earnings per share            $     0.06       $     0.08
                                                =============    ============

            Basic weighted average number
              of shares outstanding                221,217          201,020
                                                =============    ============

            Diluted weighted average number
              of shares outstanding                226,361          204,867
                                                =============    ============

          (*) See Note 2.




                             See accompanying notes

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (IN THOUSANDS)





                                                        Accumulated
                       Ordinary Shares      Additional      Other                                      Total
                      -------------------    Paid-in    Comprehensive     Unearned     Accumulated  Shareholders'
                      Shares     Amount      Capital       Income       Compensation    Deficit       Equity
                      --------  ---------   ----------  --------------  -------------  -----------  ------------
Balance as of
  September 30, 2000   221,165   $3,539     $1,784,816         $1,159       $(1,164)   $(357,578)    $1,430,772
Net income                   -        -            -                -             -       12,576         12,576
Employee stock
  options exercised        153        3          811                -             -            -            814
Tax benefit of
  stock options
  exercised                  -        -          810                -             -            -            810
Unrealized other
  comprehensive
  income, net of
  $86 tax                    -        -            -              201             -            -            201
Stock options
  granted                    -        -           55                -             -            -             55
Amortization of
  unearned
  compensation               -        -            -                -           424            -            424
                      --------  ---------   ----------  --------------  -------------  -----------  ------------
Balance as of
  December 31, 2000    221,318   $3,542     $1,786,492         $1,360         $(740)   $(345,002)    $1,445,652
                      ========  =========   ==========  ==============  =============  ===========  ===========





                            See accompanying notes

                                AMDOCS LIMITED

              CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (IN THOUSANDS)


                                                    THREE MONTHS ENDED DECEMBER 31,
                                                        2000                1999
                                                   ----------------    ---------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                         $      12,576       $      17,281
Reconciliation of net income to net cash
    provided by operating activities:
  Depreciation and amortization                           68,979              10,162
  In-process research and development expenses                 -              19,876
  Loss (income) on sale of equipment                         (16)                 59
  Deferred income taxes                                   (7,012)             (2,714)
  Tax benefit of stock options exercised                     810                   -
  Unrealized income on other comprehensive
    income                                                   287               8,230
Net changes in operating assets and
   liabilities:
  Accounts receivable                                    (34,125)             16,397
  Prepaid expenses and other current assets               (3,890)            (18,469)
  Other noncurrent assets                                    (43)             (1,805)
  Accounts payable and accrued expenses                    1,046               9,986
  Deferred revenue                                         7,973                 (55)
  Income taxes payable                                    13,884               7,343
  Other noncurrent liabilities                             2,986               7,939
                                                   ----------------    ---------------
Net cash provided by operating activities                 63,455              74,230
                                                   ----------------    ---------------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of equipment, vehicles and
    leasehold improvements                                   475                 446
Payments for purchase of equipment, vehicles,
    leasehold improvements                               (14,028)            (13,408)
Purchase of short-term interest-bearing
    investments                                          (73,836)            (20,384)
Investment in noncurrent assets                           (1,000)                  -
Net cash acquired in acquisition                               -              31,900
                                                   ----------------    ---------------
Net cash used in investing activities                    (88,389)             (1,446)
                                                   ================    ===============

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from employee stock options exercised               814                  15
Payments under short-term finance arrangements           (20,000)            (83,282)
Borrowings under short-term finance
   arrangements                                                -              92,597
Principal payments on capital lease obligations           (2,653)             (1,469)
                                                   ----------------    ---------------
Net cash provided by (used in) financing
   activities                                            (21,839)              7,861
                                                   ----------------    ---------------

Net increase (decrease) in cash and cash
   equivalents                                           (46,773)             80,645
Cash and cash equivalents at beginning of
   period                                                402,300              85,174
                                                   ----------------    ---------------
Cash and cash equivalents at end of period         $     355,527       $     165,819
                                                   ================    ===============

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Income taxes, net of refunds                     $      10,878       $       8,498
  Interest                                                   813                 543




NON CASH INVESTING AND FINANCING ACTIVITIES
Capital lease obligations of $5,819 and $1,317 were incurred during the three months ended December 31, 2000 and 1999, respectively, when the Company (as hereinafter defined) entered into lease agreements for the purchase of fixed assets.



                            See accompanying notes

                                AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                  (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  BASIS OF PRESENTATION

    Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, providing business support systems and related services for the communications industry. The Company designs, develops, markets, supports and operates information system solutions to major wireless, wireline and Internet Protocol ("IP") companies throughout the world.

    The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

    The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

    The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 2000 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Certain amounts in prior periods' financial statements have been reclassified to conform to the current period's presentation.

2.  RELATED-PARTY TRANSACTIONS

    The following related party balances are included in the balance sheet:




                                                                  AS OF
                                                  -----------------------------------
                                                    DECEMBER 31,      SEPTEMBER 30,
                                                         2000              2000
                                                  ----------------    ---------------

    Accounts receivable                           $      23,332       $      27,116



    The following related party transactions are included in the statement of operations for the following periods:







                                                          THREE MONTHS ENDED
                                                             DECEMBER 31,
                                                  -----------------------------------
                                                       2000                1999
                                                  ----------------    ---------------
    Revenue:
        License                                   $       3,583       $       1,100
        Service                                          42,667              23,596

    Operating expenses:
        Cost of service                                     387                 919
        Selling, general and administrative                 127                 242

                                AMDOCS LIMITED

       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                  (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)





3.  COMPREHENSIVE INCOME

    Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

    The following table sets forth the reconciliation from net income to comprehensive income for the following periods:







                                                                THREE MONTHS ENDED
                                                                   DECEMBER 31,
                                                           -----------------------------
                                                               2000            1999
                                                           -------------   -------------
    Net income                                             $   12,576      $   17,281
    Other comprehensive income:
     Unrealized income on derivative instruments,
      net of tax                                                   41           5,773
     Unrealized income (loss) on short-term
      interest-bearing investments, net of tax                    160             (17)
                                                           -------------   -------------
    Comprehensive income                                   $   12,777      $   23,037
                                                           =============   =============




4.  INCOME TAXES

    The provision for income taxes for the following periods consists of the following:



                                                                THREE MONTHS ENDED
                                                                   DECEMBER 31,
                                                           -----------------------------
                                                               2000            1999
                                                           -------------   -------------
    Current                                                $   27,530      $   18,638
    Deferred                                                   (7,012)         (2,714)
                                                           -------------   -------------
                                                           $   20,518      $   15,924
                                                           =============   =============


    The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:



                                                                THREE MONTHS ENDED
                                                                   DECEMBER 31,
                                                           -----------------------------
                                                               2000            1999
                                                           -------------   -------------
    Statutory Guernsey tax rate                                 20%             20%
    Guernsey tax-exempt status                                 (20)            (20)
    Foreign taxes                                               30              30
    Effect of acquisition-related costs                         32               -
                                                           -------------   -------------
    Effective income tax rate                                   62%             30%
                                                           =============   =============



    The Company incurred non-deductible goodwill amortization primarily related to the acquisition of Solect Technology Group Inc. ("Solect"). As a result, the Company's effective income tax rate (calculated based on the income taxes out of the income before income taxes, excluding non-recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) in the three months ended December 31, 2000 is significantly higher than the effective income tax rate in the three months ended December 31, 1999.

                                AMDOCS LIMITED

                  (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)





5.  EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:



                                                   THREE MONTHS ENDED
                                                      DECEMBER 31,
                                                 -----------------------
                                                   2000          1999
                                                 ----------    ---------
    Numerator:
      Net income                                 $ 12,576      $ 17,281
                                                 ==========    =========
    Denominator:
      Denominator for basic earnings per
       share -
          weighted average number of shares
          outstanding                             221,217       201,020
      Effect of dilutive stock options
       granted                                      5,144         3,847
                                                 ----------    ---------
      Denominator for dilutive earnings per
       share -
          adjusted weighted average shares
          and assumed conversions                  226,361       204,867
                                                 ==========    =========

      Basic earnings per share                   $  0.06       $  0.09
                                                 ==========    =========

      Diluted earnings per share                 $  0.06       $  0.08
                                                 ==========    =========


6.  RECENT DEVELOPMENTS

    The Company and Bell Canada have formed a joint venture company to provide customer care and billing solutions to Bell Canada and its affiliated companies.

    The joint venture company will be initially owned 90% by Bell Canada and 10% by the Company. A convertible note issued by the joint venture to the Company is convertible commencing July, 2003 into an additional 35% ownership interest in the joint venture. The relative ownership interests of the joint venture parties are subject to change through a series of put and call options, commencing July, 2003.

    The Company will provide the customer care and billing software required by the joint venture, including customization, installation and maintenance services.

ITEM 2.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS


FORWARD LOOKING STATEMENTS

        Some of the information in this section contains forward looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements.



INTRODUCTION


       In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

   -   what factors affect our business,

   -   what our revenue and costs were in the three months ended
       December 31, 2000 and 1999,

   -   why those revenue and costs were different from period to period,

   -   the sources of our revenue,

   -   how all of this affects our overall financial condition,

   -   what our expenditures were in the three months ended
       December 31, 2000 and 1999, and

   -   the sources of our cash to pay for future capital expenditures.




       In this section, we also analyze and explain the three months to three months changes in the specific line items in the consolidated statements of operations. This section should be read in conjunction with our consolidated financial statements.



OVERVIEW OF BUSINESS AND TREND INFORMATION


       We are a leading provider of software products and services to the communications industry. Our Business Support Systems ("BSS") consist of families of customized software products and services designed to meet the mission-critical needs of specific communications market sectors. We provide primarily Customer Care, Billing and Order Management Systems ("CC&B Systems") for communications and Internet Protocol ("IP") service providers. Our systems support a wide range of communications services, including wireline, wireless, broadband, electronic and mobile commerce and IP services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory

Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.


       In the future, we may consider development initiative and acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strength.


       We derive our revenue principally from:

   - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

   - recurring revenue from ongoing maintenance, support, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.


       License revenue is primarily recognized as work is performed, using the percentage of completion method of accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is also recognized as work is performed, under the percentage of completion method of accounting. In outsourcing contracts, revenue from operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.


       License and service fees from the sale of CC&B Systems amounted to $306.7 million and $204.8 million in the three months ended December 31, 2000 and 1999, respectively, representing 89.6% and 87.0%, respectively, of our revenue for such periods.


       We believe that the demand for CC&B Systems will continue to increase due to, among other key factors:

   -   the growth and globalization of the communications market,

   -   intensifying competition among communications carriers,

   - rapid technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

   - the proliferation of new communications products and services, especially IP and data services, and

   -   a shift from in-house management to vendor solutions and outsourcing.


       We also believe that a key driver of demand is the continuing trend for communications and IP service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services).


       Another significant current market trend impacting our business is the growth of the IP services industry and market. The emergence and expansion of IP services creates significant opportunities for companies like us that offer CC&B Systems.

Specifically, the development of this market permits us to offer our CC&B Systems to a growing group of new market entrants and to enhance our offerings to existing customers to facilitate their entry into the IP services market.

       In addition, we believe that our CC&B solutions can enable communications and IP service providers to improve productivity and reduce costs.

       Although we believe that we are a leading provider of Directory Systems in most of the markets that we serve, revenue from this business is not expected to grow significantly.

       License and service fee revenue from the sale of Directory Systems totaled $35.5 million and $30.7 million in the three months ended December 31, 2000 and 1999, respectively, accounting for 10.4% and 13.0%, respectively, of our revenue for such periods.


       We expect that the demand for our Directory Systems will increase modestly in fiscal 2001 and that the contribution to total revenue, as a percentage of revenue, of license and service fees from Directory Systems services will continue to decrease over time.


RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our product development program. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and IP market. Research and development expenditures amounted to $23.6 million and $15.0 million in the three months ended December 31, 2000 and 1999, respectively, representing 6.9% and 6.4%, respectively, of our revenue in these periods. In the next several years, we intend to continue to make substantial investments in our research and development activities.

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our products.

RESULTS OF OPERATIONS


       The following table sets forth for the three months ended December 31, 2000 and 1999, certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                                         THREE MONTHS ENDED
                                                             DECEMBER 31,
                                                            -------------
                                                  PRO FORMA (*)           AS REPORTED
                                                  -------------           -----------
                                                2000        1999        2000       1999
                                                ----        ----        ----       ----
             Revenue:
                 License                        11.1%       11.3%       11.1%      11.3%
                 Service                        88.9        88.7        88.9       88.7
                                                ----        ----        ----       ----
                                               100.0       100.0       100.0      100.0
                                               -----       -----       -----      -----
             Operating expenses:
                 Cost of license                 0.5         0.5         0.5        0.5
                 Cost of service                56.0        58.8        56.0       58.8
                 Research and development        6.9         6.4         6.9        6.4
                 Selling, general and
                 administrative                 12.7        11.6        12.7       11.6
              Amortization of goodwill and
                purchased intangible assets      -           -          15.8        0.3
               In-process research and
                development and other
                indirect acquisition
                related costs                    -           -           -          8.4
                                                 -           -           -          ---

                                                76.1        77.3        91.9       86.0
                                                ----        ----        ----       ----
             Operating income                   23.9        22.7         8.1       14.0
             Other income, net                   1.6         0.1         1.6        0.1
                                                 ---         ---         ---        ---
             Income before income taxes         25.5        22.8         9.7       14.1
             Income taxes                        7.7         6.8         6.0        6.8
                                                 ---         ---         ---        ---
             Net income                         17.8%       16.0%        3.7%       7.3%
                                                ====        ====         ===        ===

            (*)The pro forma financial information excludes purchased
               in-process research and development charges and other indirect acquisition related costs, amortization of goodwill and purchased intangible assets (collectively, the "ITDS and Solect acquisition related charges") and related tax effects attributable to the International Telecommunication Data Systems, Inc. ("ITDS") and Solect Technology Group Inc. ("Solect") transactions.




       Three Months Ended December 31, 2000 and 1999


       REVENUE. Revenue for the three months ended December 31, 2000 was $342.2 million, an increase of $106.7 million, or 45.3%, over the three months ended December 31, 1999. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $26.5 million in the three months ended December 31, 1999 to $38.1 million during the three months ended December 31, 2000, an increase of 43.7%, and service revenue increased 45.5% from $209.0 million in the three months ended December 31, 1999 to $304.1 million in the three months ended December 31, 2000. Total CC&B Systems revenue for the three months ended December 31, 2000 was $306.7 million, an increase of $101.8 million, or 49.7%, over the three months ended December 31, 1999. In the three months ended December 31, 2000, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber markets, and the need to offer convergent and IP services. Revenue from Directory Systems was $35.5 million for the three months ended December 31, 2000, an increase of $4.8 million, or 15.8%, over the three months ended

December 31, 1999. The increase is primarily attributable to agreement extensions and expansion of services rendered to existing customers.


       In the three months ended December 31, 2000, revenue from customers in North America, Europe and the rest of the world accounted for 54.0%, 36.4% and 9.6%, respectively, compared to 39.2%, 44.0% and 16.8%, respectively, for the three months ended December 31, 1999. The growth in North America was primarily attributable to revenue we gained from existing ITDS customers and to our forming or expanding relationships with new or existing customers in North America in the three months ended December 31, 2000.


       COST OF LICENSE. Cost of license for the three months ended December 31, 2000 was $1.7 million, an increase of $0.5 million, or 41.3%, over the cost of license for the three months ended December 31, 1999. Cost of license includes amortization of purchased computer software and intellectual property rights. The increase in cost of license was attributable primarily to new purchases of computer software and the related amortization.


       COST OF SERVICE. Cost of service for the three months ended December 31, 2000 was $191.8 million, an increase of $53.3 million, or 38.5%, over the cost of service of $138.5 million for the three months ended December 31, 1999. As a percentage of revenue, cost of service decreased to 56.0% in the three months ended December 31, 2000 from 58.8% in the three months ended December 31, 1999. The decrease in cost of service as a percentage of revenue is primarily due to integration costs of the ITDS operations in the three months ended December 31, 1999.


       RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In the three months ended December 31, 2000, research and development expense was $23.6 million, or 6.9% of revenue, compared with $15.0 million, or 6.4% of revenue, in the three months ended December 31, 1999. The bulk of the increase represents ongoing expenditures primarily for CC&B Systems, with the balance attributable to Directory Systems.


       SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 58.2% to $43.5 million, or 12.7% of revenue, in the three months ended December 31, 2000 from $27.5 million, or 11.6% of revenue, in the three months ended December 31, 1999. The increase is attributable to the increase in our revenue for the three months ended December 31, 2000 and to our acquisitions of ITDS and Solect.


       AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Amortization of goodwill and purchased intangible assets for the three months ended December 31, 2000 was $54.2 million, compared to $0.7 million in the three months ended December 31, 1999. Amortization of goodwill and purchased intangible assets in the three months ended December 31, 2000 relates to the ITDS and Solect transactions, compared to one month of amortization related to the ITDS transaction in the three months ended December 31, 1999.


       IN-PROCESS RESEARCH AND DEVELOPMENT AND OTHER INDIRECT ACQUISITION RELATED COSTS. In-process research and development and other indirect acquisition related costs in the three months ended December 31, 1999 consisted of a one-time charge of $19.9 million related to the ITDS transaction for write-off of purchased in-process research and development.


       OPERATING INCOME. Operating income in the three months ended December
31, 2000, was $27.5 million, compared to $32.9 million in the three months ended December 31, 1999, a decrease of 16.2%, primarily due to Solect acquisition related charges. Pro forma operating income for the three months ended December 31, 2000, excluding the ITDS and Solect acquisition related charges, was $81.7 million, or 23.9% of revenue, compared to $53.4 million, or 22.7% of revenue, for the three months ended December 31, 1999, an increase of 52.9%.

       OTHER INCOME, NET. In the three months ended December 31, 2000, other income, net, was $5.6 million, an increase of $5.2 million over the three months ended December 31, 1999. The increase in other income, net, is primarily attributed to increases in interest earned on cash equivalents and short-term interest-bearing investments.


       INCOME TAXES. Income taxes in the three months ended December 31, 2000 were $20.5 million on income before income taxes of $33.1 million. Our effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) in the three months ended December 31, 2000 was 62%, resulting from the non-cash amortization of goodwill related to the acquisitions of Solect and ITDS, much of which is not tax deductible. The pro forma effective tax rate for the three months ended December 31, 2000, excluding the ITDS and Solect acquisition related charges, was 30%. In the three months ended December 31, 1999, income taxes were $15.9 million on income before taxes of $33.2 million. In the three months ended December 31, 1999, the effective tax rate was 30%. See discussion below - "Effective Tax Rate".


       NET INCOME. Net income was $12.6 million in the three months ended December 31, 2000, compared to $17.3 million in the three months ended December 31, 1999. Net income was 3.7% of revenue for the three months ended December 31, 2000, compared to 7.3% for the three months ended December 31, 1999. Pro forma net income in the three months ended December 31, 2000, excluding the ITDS and Solect acquisition related charges, increased by 61.3% over the three months ended December 31, 1999, reaching $61.1 million, representing 17.8% of revenue.


       DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.06 for the three months ended December 31, 2000, compared to $0.08 in the three months ended December 31, 1999. Pro forma diluted earnings per share in the three months ended December 31, 2000, excluding the ITDS and Solect acquisition related charges, increased by 50% from the three months ended December 31, 1999, reaching $0.27 per diluted share.


LIQUIDITY AND CAPITAL RESOURCES

       Cash, cash equivalents and short-term interest-bearing investments totaled $429.4 million as of December 31, 2000, compared to $402.3 million as of September 30, 2000. The increase in cash, cash equivalents and short-term interest-bearing investments is primarily attributable to cash flows from operations. Net cash provided by operating activities amounted to $63.5 million and $74.2 million for the three months ended December 31, 2000 and 1999, respectively. A significant portion of our cash flow from operations during the three months ended December 31, 2000 was used to invest in cash equivalents and short-term interest-bearing investments. We currently intend to retain our future earnings to support the further expansion of our business.

       As of December 31, 2000, we had positive working capital of $385.5 million, compared to positive working capital of $319.0 million as of September 30, 2000. The increase in working capital is primarily attributed to cash generated from operating activities. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.


       As of December 31, 2000, we had short-term revolving lines of credit totaling $141.0 million from various banks or bank groups, none of which was outstanding.


       As of December 31, 2000, we also had utilized approximately $19.7 million of revolving credit facilities to support outstanding letters of credit or bank guarantees.

       As of December 31, 2000, we had outstanding long-term obligations of $35.3 million in connection with leasing arrangements. Currently, our capital expenditures consist primarily of computer equipment and vehicles and are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

       As of December 31, 2000, deferred tax assets of $18.4 million, derived primarily from carry-forward net operating losses relating to Solect pre-acquisition losses, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. Upon the subsequent realization of any such net operating losses, the valuation allowance will be released, resulting primarily in an offsetting reduction of the goodwill recorded in the Solect acquisition.

EFFECTIVE TAX RATE

       Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) for the three months ended December 31, 2000 was 62%, compared to 30% in the three months ended December 31, 1999. This higher effective tax rate was attributable to amortization of goodwill related to our acquisitions of Solect and ITDS, much of which is not tax deductible. Excluding the impact of the ITDS and Solect acquisition related charges, the effective tax rate for the three months ended December 31, 2000 was 30%.

CURRENCY FLUCTUATIONS

       Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses are paid in dollars or are linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency ("euro") and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. If we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of December 31, 2000, we had hedged most of our significant exposures in currencies other than the dollar.


RECENT DEVELOPMENTS

       We have formed a joint venture company with Bell Canada to provide customer care and billing solutions to Bell Canada and its affiliated companies.

       The joint venture company will be initially owned 90% by Bell Canada and 10% by us. A note issued by the joint venture is convertible by us, commencing July, 2003, into an additional 35% ownership interest in the joint venture. The relative ownership interests of the joint venture parties are subject to change through a series of put and call options, commencing July, 2003.

       We will provide the customer care and billing software required by the joint venture, including customization, installation and maintenance services.

ITEM 6.        EXHIBITS AND REPORTS ON FORM 6-K.

(a)     Exhibits

EXHIBIT NO                  DESCRIPTION
-----------                 -----------

99.1                        Amdocs Limited Press Release dated January 23, 2001.
99.2 Amdocs Limited and Bell Canada Joint Press Release dated January 31, 2001.

(b)     Reports on Form 6-K.

        The Company filed the following reports on Form 6-K during the three months ended December 31, 2000:

       (1)     Form 6-K dated December 27, 2000.

       (2)     Form 6-K dated December 29, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Amdocs Limited


                                            /s/ Thomas G. O'Brien
                                            ----------------------
                                            Thomas G. O'Brien
                                            Treasurer and Secretary
                                            Authorized U.S. Representative


Date:   February 1, 2001

                                  EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION
99.1                        Amdocs Limited Press Release dated January 23, 2001.
99.2                        Amdocs Limited and Bell Canada Joint Press Release dated January 31, 2001.
